ANNOUNCEMENTS

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of
The Securities Exchange Act of 1934

Announcements sent to the London Stock Exchange

National Grid plc, 1-3 Strand, London, WC2N 5EH, United Kingdom

Update — Routine announcements in the period from
4 April to 3 May 2016

3 May 2016

National Grid plc (National Grid)

Voting Rights and Capital Update

National Grid’s registered capital as at 30 April 2016 consisted of 3,924,038,086 ordinary shares, of which, 177,262,454 were held as treasury shares; leaving a balance of 3,746,775,632 shares with voting rights.

The figure of 3,746,775,632 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, National Grid under the FCA Disclosure and Transparency Rules.

Contact: D Whincup, Assistant Company Secretary, (0207 004 3209).

National Grid plc (“NG”)

Monday 11 April 2016

Notification of Directors’ Interests

NG SHARE INCENTIVE PLAN (the “SIP”)

Under the SIP, operated through Ogier Corporate Services (UK) Ltd as Trustee, employees may acquire NG ordinary shares by regular monthly contributions. The current monthly purchase of 32,196 NG ordinary shares, on 7 April, under the scheme was confirmed by the Trustee late Friday 8 April, at a price of 995.487 pence per share, on behalf of some 2,800 participants.

The following Executive Directors of NG are beneficiaries of the shares purchased on their behalf:

Director	Shares purchased in SIP

Steve Holliday	15 Ordinary Shares

Andrew Bonfield	15 Ordinary Shares

John Pettigrew	15 Ordinary Shares

The Directors total interests after these events are:

Director	Resulting total interest

Steve Holliday	2,661,145 Ordinary Shares

Andrew Bonfield	1,173,279 Ordinary Shares

John Pettigrew	639,299 Ordinary Shares

Contact: Robin Kerner, Assistant Secretary, Shareschemes (0207 004 3223).

7 April 2016

National Grid plc (National Grid)

Transaction in Own Shares

National Grid announces that it has purchased the following number of its ordinary shares of 11 17/43p each on the London Stock Exchange.

Date of purchase:	7 April 2016

Number of ordinary shares purchased:	657,000

Price paid per share (pence):	997.8489

National Grid intends to hold the purchased shares in treasury.

Following the purchase of these shares, National Grid holds 177,648,683 of its ordinary shares in treasury and has 3,746,389,403 ordinary shares in issue (excluding treasury shares).

Contact: M Barnes, Assistant Company Secretary, (0207 004 3320).

6 April 2016

National Grid plc (‘National Grid’)
Director’s Other Appointment

In accordance with Listing Rule 9.6.14(2), National Grid notes that Paul Golby, a Non-executive Director, will be appointed as Chairman of Costain Group plc (Costain) with effect from 5 May 2016.

Costain is a supplier to National Grid in the UK and whilst the potential conflicts of interest are limited, arrangements will be put in place to ensure the situational conflict is appropriately managed and kept under continuous review. Mr Golby will not be involved in any Board decisions relating to Costain.

Contact:
Clive Burns, Head of Secretariat (+44 20 7004 3230)